UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 24, 2005

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 5.02(d). DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS.

On August 24, 2005, the Board of Directors (the "Board") of Irwin Financial Corporation (the "Corporation") elected Marita Zuraitis as a director of the Corporation. There is no arrangement or understanding between Ms. Zuraitis and any person pursuant to which she was selected as a director. Ms. Zuraitis has not been named to any committees of the Board at this time. There are no current or proposed transactions between the Corporation and Ms. Zuraitis or her immediate family members requiring disclosure under Regulation S-K Item 404(a).

A copy of the press release dated August 24, 2005, announcing the appointment of Ms. Zuraitis to the Corporation's Board is attached as Exhibit 99.1 to this report on Form 8-K.

ITEM 8.01. OTHER EVENTS.

On August 24, 2005, Irwin Financial Corporation announced its 2005 Third Quarter Dividend as described in the news release attached as Exhibit 99.2.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation announcing new Director, issued August 24, 2005.
99.2	Press Release of Irwin Financial Corporation announcing 3Q2005 Dividend, issued August 24, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: August 24, 2005   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation announcing new Director, issued August 24, 2005.
99.2	Press Release of Irwin Financial Corporation announcing 3Q2005 Dividend, issued August 24, 2005.

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications: 812.376.1917


IRWIN FINANCIAL CORPORATION ANNOUNCES
<u>ADDITION TO BOARD OF DIRECTORS</u>


(Columbus, IN, August 24, 2005) Irwin Financial Corporation (NYSE: IFC) today announced the election of Marita Zuraitis to its Board of Directors.

Ms. Zuraitis, 45, is the President of Allmerica Financial Corporation's property and casualty companies in Worcester, Massachusetts. She has been with Allmerica for 1½ years. Previously, she was with The St. Paul Companies where she was President and CEO of their commercial lines business and played a key role in The St. Paul Companies and Travelers Property and Casualty merger. Prior to that, she held senior positions at United States Fidelity and Guaranty Company and Aetna Life and Casualty.

Ms. Zuraitis is currently on the board of NCCI Holdings, Inc. and was their previous Chairperson. Additionally, she was a board member of American Skyline Insurance Company based in Baltimore, Maryland.

She is a graduate of Fairfield University and the Advanced Executive Education Program at the Wharton School of Business, as well as the Program on Negotiations at Harvard University.

Will Miller, Chairman and CEO said, "Irwin Financial is very pleased to welcome Marita to our Board of Directors. Her business acumen, broad experience, and expertise in risk management will enhance our Board. Our current directors and senior management team are looking forward to working with her."

Ms. Zuraitis was elected to the Board of Directors at the meeting on August 24, 2005. Her addition to the Board of Directors brings the total number of directors to ten.

<u>About Irwin Financial</u>

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business - Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation and Irwin Commercial Finance - provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications: 812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES
THIRD QUARTER DIVIDEND

(Columbus, IN, August 24, 2005) Irwin Financial Corporation (NYSE: IFC) today announced a dividend of $0.10 per share to be paid on September 30, 2005, to all shareholders of record on September 16, 2005. The dividend rate is a 25 percent increase as compared with the dividend paid in each quarter of 2004.

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business - Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, and Irwin Commercial Finance - provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.